June 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Trebia Acquisition Corp.
Registration Statement on Form S-1
Filed June 1, 2020, as amended
File No. 333-238824

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Trebia Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 16, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 1,000 copies of the Preliminary Prospectus dated June 11, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank J. McGee
	Name:	Frank J. McGee
	Title:	Managing Director

BOFA SECURITIES, INC.
as Representative of the Several Underwriters

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]